EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT
Name	State or Country of Incorporation

1214741 Alberta Ltd.	Canada
Casinos Poland Ltd. (1)	Poland
CC Tollgate LLC	Delaware
Century Casinos Cripple Creek, Inc.	Colorado
Century Casinos Europe GmbH	Austria
Century Casinos Management, Inc.	Delaware
Century Casinos Tollgate, Inc.	Delaware
Century Resorts Alberta, Inc.	Canada
Century Resorts International Ltd.	Mauritius
Century Resorts Ltd.	Mauritius
Century Casinos Poland Sp. z o.o.	Poland
Century Calgary Properties Inc. (2)	Canada
Century Casino Calgary Inc. (2)	Canada
WMCK-Acquisition Corp.	Delaware
WMCK-Venture Corp.	Delaware

(1)	The Registrant owns 33.3% of the outstanding shares of Casinos Poland Ltd. and accounts for this investment under the equity method.
(2)	Acquired January 13, 2010.